Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

For more information,

please see Kinross’ 2016 year-end
Financial Statements, MD&A

and results news release

at www.kinross.com

NEWS RELEASE

Kinross provides update on organic development projects and exploration

Bald Mountain doubles mineral reserves for potential significant mine life extension

Tasiast Phase One expansion on track, Phase Two feasibility study on schedule for Q3

Toronto, Ontario – February 15, 2017 – Kinross Gold Corporation (TSX:K; NYSE:KGC) provided today updates to its organic development projects, exploration program and its estimated mineral reserves and resources.

(This news release contains forward-looking information about expected financial and operating performance of the Company. All mineral reserves and mineral resources, as well as mine life disclosures, are estimates.)

Organic development projects:

•	Bald Mountain: Company doubles proven and probable mineral reserves to 2.1 million gold ounces (Au oz.) for a potential significant mine life extension[1].
•	Tasiast Phase One: Development is on schedule and on budget. Engineering and procurement are substantially concluded and major components for the SAG mill and primary crusher are now at site. Full commercial production is expected in Q2 2018. Phase One is expected to almost double production to approximately 400,000 Au eq. oz. per year at an all-in sustaining cost of $760 per Au oz.[2]
•	Tasiast Phase Two: Feasibility study progressing well and is expected to be completed in Q3 2017, at which time the Company expects to make a development decision. The Phase Two project is expected to produce approximately 780,000 Au eq. oz. per year at an all-in sustaining cost of $665 per Au oz.[2]
•	Round Mountain Phase W: Company upgraded 1.3 million Au oz. to measured and indicated mineral resources and added 1.7 million Au oz. to inferred mineral resources[1] through geologic modelling, drilling and re-engineering of the Phase W project[1]. The Phase W feasibility study is expected to be completed in Q3 2017.
•	Russia projects: Stripping at September Northeast has commenced, and development at Moroshka is on schedule for mining to begin in the first half of 2018.

Exploration update:

•	Exploration activities at Bald Mountain, Round Mountain, Kupol and Dvoinoye added a total of 1.06 million Au oz. to the Company’s estimated proven and probable mineral reserves and a total of 0.43 million Au oz. to its inferred mineral resources[1].
•	Kinross is intensifying its exploration focus to extensions of known zones and mineralization at current mines, based on past successes extending mine life with this exploration strategy.
•	In 2017, Kinross is prioritizing exploration drilling at several operations, including Kupol, which is open at certain zones, and Fort Knox, where drilling is targeting opportunities for mineral resource additions.
•	Bald Mountain, Tasiast and Kettle River will also be exploration priorities for the Company in 2017.

Mineral Reserves and Resources update1:

•	Proven and probable mineral reserve estimates at year-end 2016 were 31.0 million Au oz. compared with 33.2 million Au oz. at year-end 2015, with additions at Bald Mountain partially offsetting depletions over the year. Measured and indicated mineral resources estimates were 30.3 million Au oz., a 7% increase compared with year-end 2015.

1 See also Kinross’ Annual Mineral Reserve and Mineral Resource Statement, estimated as at December 31, 2016, and explanatory notes starting at page 12.

2 Forecast site-level all-in sustaining cost excludes corporate overhead costs. “All-in sustaining cost” is a non-GAAP financial measure.

www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

CEO commentary

J. Paul Rollinson, President and CEO, made the following comments in relation to Kinross’ organic development projects:

“We have made excellent progress advancing the organic development projects that will shape the future of Kinross and look forward to achieving key milestones in 2017. These exciting projects span all three regions and are expected to help Kinross extend mine life to maintain strong, consistent production and cash flow in the years ahead.

“With the Tasiast Phase One expansion on track to reach full commercial production in Q2 2018, the Company expects to complete a feasibility study for Phase Two in Q3 2017 and make a development decision at that time. Phase One is expected to almost double production and reduce operating costs by nearly half while Phase Two is expected to once again significantly increase production to approximately 780,000 Au eq. oz., further reduce cost, and extend mine life to 2030.

“At Bald Mountain, we have doubled mineral reserve estimates ahead of schedule, confirming our vision for the mine as a long-life asset with significant upside potential. At the Round Mountain Phase W project, we have upgraded mineral resource estimates and expect to complete a feasibility study in Q3 2017 to potentially extend mine life.

“In Russia, stripping at September Northeast has begun, and mining at Moroshka is scheduled to begin in the first half of 2018, while 2017 exploration will follow up on encouraging targets in the existing Kupol mine footprint, which is open at certain zones, to potentially extend mine life.”

Organic development projects

Bald Mountain update

The Company continues to develop the mine’s potential for a significant mine life extension and production expansion. At year-end 2016, the Company doubled Bald Mountain’s proven and probable mineral reserve estimates to 2.1 Au Moz., adding a total of 1.24 Au Moz., with approximately 0.68 Au Moz. from the North area, and approximately 0.57 Au Moz. from the South area1.

The mineral reserve additions in the North area are primarily the result of continued exploration, definition drilling and mine plan optimization at the Saga, Duke and Top pits.

The mineral reserve additions in the South area are a result of the Company’s pre-feasibility work at the Vantage Complex project, and exploration and confirmatory drilling, geological modelling and metallurgical testing at the Vantage, Luxe and Saddle pits. The pre-feasibility study also contemplates construction of a new heap leach pad with associated processing facilities and infrastructure. The preliminary capital estimate for the Vantage Complex project is expected to be in the range of $90 - $120 million, with major works expected to begin in the first half of 2018. The proposed design of the facilities allows for the full development of the Vantage, Luxe and Saddle pits, which have a combined 28 million tonnes of ore at an average grade of 0.63 g/t, and makes accommodation for future development of additional potential satellite pits in the South area, with forecast incremental capacity for 34 million tonnes, for a total capacity of 62 million tonnes.

A net addition, 0.27 Au Moz. of inferred mineral resources1 were added to estimates at Bald Mountain as of December 31, 2016, mainly as a result of drilling, refinements to mineral resource models, and engineering optimization.

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Bald Mountain mineral reserve and mineral resource[1]
		2015 (Au koz.)	Depletion (Au koz.)	Exploration & Engineering (Au koz.)	2016 (Au koz.)
Proven and Probable Reserves	North area	1,117	(229)	677	1,565
	South area	-	-	568	568
	TOTAL	1,117	(229)	1,245	2,133
Measured and Indicated Resources	North area	3,074	-	-	3,074
	South area	859	-	(385)	474
	TOTAL	3,933	-	(385)	3,548
Inferred Resources	North area	246	-	362	608
	South area	132	-	(92)	40
	TOTAL	378	-	270	648

With a substantial mineral reserve and resources base and an under-explored land package of approximately 600 km2 located in one of the best mining jurisdictions in the world, Kinross envisions Bald Mountain as a long-life asset with significant upside potential and mineral resource growth.

Tasiast Phase One and Phase Two expansion

The Tasiast Phase One project continues to progress well and is on schedule and on budget, with full commercial production expected in Q2 2018. Engineering and procurement of all equipment packages are substantially concluded. Plant construction is about 20% complete, with significant progress made on earthworks, concrete, and the tailings storage facility (TSF). The first level of the TSF dam core is complete and liner placement is now underway. The foundations for the SAG mill and primary crusher are progressing, and installation contracts have been awarded for most key elements. Major components for the SAG mill and primary crusher have arrived at site, and the SAG mill installation is expected to begin later this month.

Phase One is expected to increase plant throughput to 12,000 t/d, and almost double production to approximately 400,000 Au eq. oz. per year at an all-in sustaining cost of $760 per Au oz.2

The Tasiast Phase Two expansion feasibility study is also progressing well and is on schedule to be completed in Q3 2017. The feasibility study contemplates installing an additional 18,000 t/d of throughput capacity (for a total combined capacity of 30,000 t/d for both phases), an expanded power plant, upgraded water supply infrastructure, and additions to the mining fleet. The Phase Two project is expected to produce approximately 780,000 Au eq. oz. per year at an all-in sustaining cost of $665 per Au oz.2 The Company expects to make a development decision on Phase Two once the feasibility study has been completed.

The combined Phase One and Two expansion is expected to transform Tasiast into the Company’s largest operation, with a long mine life and estimated costs amongst the lowest in its portfolio.

Russia projects update

Kinross' Russian development projects continue to advance as planned. At September Northeast, located approximately 15 kilometres from Dvoinoye, stripping has commenced, with the project completed on time and on budget. At the Moroshka project, located approximately four kilometres from Kupol, decline development and the installation of limited surface infrastructure is underway, with portal construction now 30% complete. Mining is on schedule to commence in the first half of 2018. These two additional sources of ore are expected to add high-margin ounces into the mine plan, contributing to a one-year mine life extension at Kupol-Dvoinoye to 2021.

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

A dry-stack tailings filter cake plant has been constructed at Kupol and is currently being commissioned. The plant allows for tailings storage for the current mineral reserve estimates, and flexibility to permit additional storage capacity for potential mine life extensions.

Round Mountain Phase W

Infill, geostatistical, geotechnical, and metallurgical drilling on the Phase W project continued during Q4 2016 to support the Phase W feasibility study. The drill program upgraded a total of 1.3 million Au oz. to the Company’s measured and indicated mineral resource estimates and added 1.7 million Au oz. to its inferred mineral resource estimates as at December 31, 20161. Feasibility study activities are now fully underway, with a focus on mine plan optimization, geologic modelling, metallurgical and geotechnical test work, and engineering of required infrastructure. Permitting activities in support of the project are also ongoing. The feasibility study on Phase W is expected to be completed in Q3 2017.

The Phase W expansion project could potentially extend life of mine at Round Mountain, one of the most consistent mines in the Company’s portfolio.

Round Mountain mineral reserve and mineral resource[1]
	2015 (Au koz.)	Depletion (Au koz.)	Exploration & Engineering (Au koz.)	2016 (Au koz.)
Proven and Probable Reserves	1,470	(315)	112	1,267
Measured and Indicated Resources	683	(35)	1,284	1,932
Inferred Resources	233	(30)	1,660	1,863

2016 Mineral Reserves and Mineral Resources update

(See also the Company’s detailed Annual Mineral Reserve and Mineral Resource Statement estimated as at December 31, 2016 and explanatory notes starting at page 12.)

In preparing the Company’s 2016 year-end mineral reserves and mineral resource estimates as of December 31, 2016, Kinross has maintained gold price assumptions used since 2011: $1,200 per ounce for mineral reserves and $1,400 per ounce for mineral resources. Kinross continued to focus on estimated higher margin, lower cost ounces, and maintained its fully-loaded costing methodology.

Proven and Probable Mineral Reserves1

Kinross’ total proven and probable gold reserve estimate of 31.0 million ounces at year-end 2016, was largely consistent compared with the previous year’s estimate of 33.2 million ounces. The slight net year-over-year decrease was mainly the result of the 3.0 million Au oz. depletion across the Company’s portfolio and the reclassification of 0.9 million Au oz. of mineral reserves at Maricunga to measured and indicated mineral resources, partially offset by additions of 1.1 million Au oz. from exploration and 0.6 million Au oz. from engineering.

Proven and probable silver reserves at year-end 2016 were estimated at approximately 37.4 million ounces, a net decrease of 3.6 million ounces from year-end 2015, primarily due to production depletion. Silver reserves were estimated using a silver price assumption of $17.00 per ounce.

Proven and probable copper reserves at year-end 2016 were estimated at 1.4 billion pounds, unchanged from year-end 2015. Copper reserves, which are exclusively at Cerro Casale, were estimated using a copper price assumption of $2.40 per pound.

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Measured and Indicated Mineral Resources1

Kinross’ total estimated measured and indicated mineral resources at year-end 2016 increased by approximately 2.0 million Au oz. to approximately 30.3 million Au oz. compared with year-end 2015. The 7% net increase in estimated measured and indicated mineral resources was mainly as a result of 1.3 million Au oz. that were added at Round Mountain and the reclassification of mineral reserve estimates at Maricunga.

Measured and indicated silver resources were estimated to be 70.9 million ounces, assuming a $20.00 per ounce silver price, compared with 73.2 million ounces at year-end 2015. This decrease was mainly as a result of mineral resource estimate conversion to mineral reserves at Round Mountain.

Inferred Mineral Resources1

Kinross’ total estimated inferred gold resources at year-end 2016 were approximately 6.5 million ounces, a net increase of approximately 2.0 million ounces, or 45% compared with year-end 2015, primarily due to the additional ounce estimates defined at Round Mountain’s Phase W project and exploration results at Dvoinoye.

Kinross Gold mineral reserve and mineral resource[1]
	2015 (Au koz)	Depletion (Au koz)	Maricunga Reclassification (Au koz)	Exploration (Au koz)	Engineering (Au koz)	2016 (Au koz)
Proven and Probable Reserves	33,222	(2,983)	(926)	1,074	578	30,965
Measured and Indicated Resources	28,335	(117)	1,154	109	799	30,280
Inferred Resources	4,457	(147)	0	448	1,715	6,473

Exploration update

During 2016, the Company’s exploration efforts continued to focus within the footprint of existing mines and their immediate surrounding districts. In 2017, Kinross is intensifying its exploration focus to extensions of known zones and mineralization. 2016 exploration highlights include:

•	Bald Mountain: Approximately $9 million was spent in 2016 to achieve the conversion of a portion of the large mineral resource base to mineral reserves by infill drilling and testing the extensions of known mineralization.
•	Round Mountain: Geologic modelling, drilling and re-engineering of the Phase W project was carried out to support the ongoing Phase W feasibility study. Exploration drilling upgraded a portion of the site’s estimated inferred mineral resources to measured and indicated mineral resources and added to its inferred mineral resource.
•	Kupol: Underground development and drilling resulted in overall additions to mineral reserve estimates, with a large portion coming from the North Extension.
•	Dvoinoye: Drilling upgraded a portion of high-grade measured and indicated resource to proven and probable reserves and identified an inferred resource mostly within the Zone 1 area of the deposit.

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Brownfields exploration drilling also identified several mineralized intercepts that will be followed up in 2017 with the goal of converting the identified mineralization to measured, indicated and inferred mineral resources.

•	Kupol: Exploration work within the existing mine footprint identified targets that were drill tested in 2016. These included Zone 650 splay in the south, the south zone hanging wall, Big Bend and the North East Extension, all of which had encouraging results. Drilling is planned in 2017 to evaluate the potential of additions to the Company’s mineral reserve and mineral resource from the extension areas.
•	Kettle River: Drilling of the Lower Portal target at Curlew identified a high grade mineralized structure trending northeast between the K2 and K5 deposits. The Company plans a 2017 infill drilling campaign to test the extensions of the mineralized zones.
•	Tasiast: Auger drilling through sand cover at Tasiast Sud identified Sadraya, a new mineralized zone approximately three kilometres south of the Tamaya deposit and along the same mineralization and structural corridor. Work in 2017 will continue to probe the depth and strike extensions of this zone.
•	Fort Knox: Positive intercepts were intersected during drilling of the East and South Wall of the existing pit, and additions to the site’s inferred resource are expected in 2017.

Greenfields exploration efforts in 2016 also focused on targets in Nevada, USA and the Abitibi region in Quebec and Ontario, Canada in 2016. The Company also continues to pursue strategic investments and partnerships with high quality junior exploration companies.

A summary of the 2016 highlights is presented below. Additional details may be found in the Appendices. “Appendix A” provides illustrations, captions, and accompanying explanatory notes, and “Appendix B” provides complete drilling results and drill hole location data corresponding to the values below.

Appendix A: http://www.kinross.com/files/doc_news/2017/02/Appendix-A_Q4-YE-2016-Exploration-Figures_February-15.pdf

Appendix B: http://www.kinross.com/files/doc_news/2017/02/Appendix-B_Q4-YE-2016-Exploration-Drill-Results_February-15.xlsx

Bald Mountain

Exploration efforts during the past year focused on expanding the existing mineral resource estimates and completing a comprehensive review of the site’s geological information to generate targets in the large land holdings. (See Appendix A: Figure 1).

Exploration drilling was carried out at the Saga, Duke, Vantage, Luxe, Saddle, Gator, Redbird, and Top deposits. Soil geochemical sampling and mapping was completed at Rattlesnake (located in the 50-50 joint venture area) and in the South area. The target delineation exercise generated a number of potential targets that are expected to be further explored in 2017.

The 2016 drill program at Saga targeted a NW-trending structure that is interpreted to be controlling the high-grade ore in the previously block-modeled deposit. Short reverse circulation (RC) drill holes (totalling 6,498 metres) intersected mineralization with slightly higher grades than in the previous block model. (See Appendix A: Figure 2).

The Vantage Complex, encompassing Vantage, Gator, Saddle, Luxe and Pentium, was drilled throughout 2016 with most of the activity carried out at Vantage and Gator. The program aimed to confirm the historical drill holes, and was mostly completed by conventional RC drilling. A total of 31,748 metres were drilled during the year. (See Appendix A: Figure 3).

Infill diamond and RC drilling at Redbird totalling 5,064 metres was carried out in 2016 to confirm higher grades in the previously modelled open pit. The drilling also tested mineralization open at the south end of the Redbird pit. Follow-up drilling was conducted in the Top Gap area when condemnation hole T16-002 intersected high grade mineralization in Q2 2016 (67.1 metres at 4.9 g/t Au including 16.8 metres at 9.8 g/t Au, as set out in the table below). However, the subsequent RC drill holes did not intersect similar high grade mineralization. For full drill results and explanatory notes see Appendix B.

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Bald Mountain North significant down-hole drill intercepts:

Hole ID	From	To	Interval (m)	Au (g/t)
Redbird
RBD16-001	299.6	387.9	88.2	1.6
RBD16-009	263.5	279.7	16.2	5.2
RBD16-011	266.9	320.8	53.9	1.3
Top
T16-001	451.1	492.3	41.1	1.3
T16-002	364.2	431.3	67.1	4.9
T16-002 - including	388.6	405.4	16.8	9.8

The Company plans to spend approximately $9 million in 2017 at Bald Mountain with the goal of upgrading resources in the North area (including Redbird South, Top Gap, Rat, Big Saga, and Numbers) and at Yankee in the South area. The 2016 identified targets are expected to be drill tested, including those from the 50-50 JV area.

Round Mountain

The Round Mountain mineral resource model was updated in the first half of 2016 with a total of 2.4 Au Moz. being classified as inferred mineral resource estimates. Infill and geostatistical drilling, as well as geological re-interpretation and modelling for the Phase W project, upgraded a total of 1.3 Au Moz. from inferred mineral resources into measured and indicated mineral resources and added 1.7 Au Moz. to inferred mineral resources1. (See Appendix A: Figure 4).

Kupol

A recent comprehensive exploration review at Kupol generated a series of extension targets that were drilled during the second half of 2016. Mineralization remains open in all directions in certain zones, with the greatest potential for near-term extensions to the north and south. Current mining at Kupol is taking place in the northern, southern and at-depth extremities of the known ore body. A total of 13,918 metres of drilling was completed at a number of these targets, including the 650 zone in the south, Big Bend Deep, and North Extension (Star), which have all been targeted for potential additions to the Kupol resource model in 2017. (See Appendix A: Figure 5).

In the south, the 650 zone is an extension of the main Kupol ore body. From there, the 650 zone splay is manifest as a quartz vein developed over widths of up to 10 metres for a strike length of approximately 300 metres.

At the northern end of the Kupol main ore body, Q3 2016 drilling at the North Extension (Star) identified a large mineralized zone 50 metres north of the current mineral resource. Follow-up exploration drilling during Q4 2016 extended mineralization a further 400 metres along strike and 200 metres down dip. Geochemical surface sampling over the same area shows an indication of mineralization extending up to 1.8 km from the current resource. (See Appendix A: Figure 6).

The depth extension of the Kupol zone was tested at the Big Bend area. Drilling has identified a mineralized structure with modest grades (up to 5g/t Au). Interpretation of structural controls and drilling will continue through 2017 to identify the down dip economic potential.

In addition to the aforementioned extensions to the main zone, a separate mineralized zone was intersected approximately 400 metres to the east. A total of 12,614 metres of drilling defined narrow, high-grade quartz veining in splays off a west-dipping fault, opposite to the structure controlling the Kupol main vein.

Continued drilling, geological interpretation and resource estimation for all four of these target areas will be a major focus for 2017.

Drill intercepts from the 2016 Kupol extensions and Hanging Wall programs are included below. For full drill results and explanatory notes see Appendix B.

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Kupol Mining Licence significant down-hole drill intercepts:

Hole ID	From	To	Interval (m)	True Width (m)	Au (g/t)	Ag (g/t)
Minex
KP16-1211	209.0	218.8	9.8	5.9	11.89	17.41
KP16-1215	200.3	225.5	25.2	14.6	4.37	42.41
KP16-1220	173.4	184.9	11.5	5.8	28.02	102.40
KP16-1220 - including	173.4	174.4	1.0		74.48	201.72
KP16-1227	243.4	258.5	15.1	8.7	49.06	78.70
KP16-1227 - including	243.4	244.9	1.5		456.80	339.40
KP16-1198	270.2	279.4	9.2	4.7	11.57	77.56
KP16-1198 - including	273.8	278.4	4.6		22.48	148.84
Hanging Wall
KP16-1173	329.2	330.5	1.3		85.96	84.80
KP16-1173 - including	329.2	329.5	0.3		346.48	348.12
KP16-1194	213.0	215.0	2.0		43.45	22.55
KP16-1194 - including	213.0	214.0	1		80.2	41.8
KP16-1197	341.9	348.8	6.9		7.27	10.41
KP16-1197 - including	342.8	343.3	0.5		52.68	27.32

Kupol mineral reserve and mineral resource[1]
	2015 (Au koz)	Depletion (Au koz)	Exploration & Engineering (Au koz)	2016 (Au koz)
Proven and Probable Reserves	1,899	(326)	110	1,683
Measured and Indicated Resources	271	-	(72)	199
Inferred Resources	108	-	23	131

Dvoinoye

The Dvoinoye Zone 1 mineral resource confirmation program was completed in Q3 2016, for a total of 1,318 metres of shallow infill drilling (See Appendix A: Figure 7). The drill holes intersected high-grade quartz-hematite veining with pyrite and polymetallic mineralization and lower-grade quartz-breccia veins with pyrite, which resulted in an increase to the existing block model grade below the current pit surface. (See Appendix A: Figure 8).

Dvoinoye mineral reserve and mineral resource[1]
	2015 (Au koz)	Depletion (Au koz)	Exploration & Engineering (Au koz)	2016 (Au koz)
Proven and Probable Reserves	815	(326)	130	619
Measured and Indicated Resources	78	-	(36)	42
Inferred Resources	25	-	83	108

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Kettle River

The 2016 Curlew district drill program was a multi-phase effort focused around the historic K2 Mine (See Appendix A: Figure 9). Phase 1 of the Curlew program targeted a quartz veinlet stockwork proximal to the K2 Mine and the Lower Portal, and defined two NW-trending, stacked lenses of quartz veining, with a high grade NE trend plunging to the north. Phase 2 follow-up drilling tested the extensions of the Lower Portal mineralization. The program will continue in 2017 and combine the Lower Portal results with the previously identified K5 mineralized zone to determine the overall potential for the Curlew mine area (See Appendix A: Figure 10). A total of 8,937 metres of diamond drill core was completed in 2016, and significant intercepts are included in the table below. For full drill results and explanatory notes see Appendix B.

Curlew significant down-hole drill intercepts:

Hole ID	From	To	Int. (m)	Au (g/t)
K2N16-38	52.7	56.7	4.0	10.5
K5-16-14	642.5	677.9	35.4	3.3
LEV16-01	386.9	399.2	12.3	6.9
LEV16-01	392.4	399.2	6.8	9.1
LP16-06	430.8	440.5	9.7	11.3
LP16-07	408.7	427.2	18.5	3.8
LP16-10	438	438.7	0.7	10.4

Tasiast

A new zone was intersected in Q3 2016 as part of the Tasiast Sud exploration drill program testing surface geochemical anomalies over 15 km along strike of the Tamaya-Kite shear zone. The Sadraya target is situated three kilometres to the south of Tamaya, and was defined by two phases of drilling in 2016 for a total of 2,480 metres. Quartz vein-hosted pyrrhotite and pyrite mineralization in an oxide-transitional zone was intersected along five drill fences over 850 metres (see table below). The mineralized zone occurs at approximately 30 metres depth along a moderate 20-45° east-dipping structure, which may be conducive to a potential satellite pit resource to the Tamaya deposit upon follow-up drilling and further definition in 2017 (See Appendix A: Figure 11). For full drill results and explanatory notes see Appendix B.

Sadraya significant down-hole drill intercepts:

Hole ID	From	To	Interval (m)	Au (g/t)
18884RC	68	92	24	1.1
18884RC - including	70	86	16	1.6
18899RC	63	73	10	2.7
18899RC - including	69	73	4	6.1
14718RC	11	58	47	1.2
14728RC	110	116	6	4.3
14728RC - including	112	115	3	8.1

Fort Knox

At Fort Knox, a total of 2,300 metres were drilled into the East and South Wall of the Fort Knox pit during 2016 (See Appendix A: Figure 12). The 15-hole drill program tested the existing “blue sky” geologic resource model for a potential mineral resource addition, and refined the granite-schist contact defining the ore horizon at Fort Knox. Positive intercepts were intersected in every hole drilled (see table below), and an updated mineral resource estimate is expected to be presented in 2017. For full drill results and explanatory notes see Appendix B.

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

East and South Wall significant down-hole drill intercepts:

Hole ID	From	To	Interval (m)	Au (g/t)
FFC16-1483	36.6	65.5	29	0.9
FFC16-1496	100.6	114.3	13.7	1.7
FFC16-1504	62.5	99.1	36.6	0.6
FFC16-1511	0	35.0	35.0	0.9
FFC16-1519	54.9	79.2	24.4	1.8

Chirano

At Chirano, exploration programs over the past two years have been challenged by a combination of significant drilling depths and the complexity of ore shoot geometry. As a result, meaningful recent additions to mineral reserve estimates have been limited to the Akoti deposit adjacent to Paboase.

To address these challenges, and to take a new approach to generating targets, a camp-scale geologic and resource model for the entire Chirano trend was constructed in 2016 with the aim of identifying any additional zones that could be tested for economic potential. Current targets include the Obra open pit, Akoti South underground, a hanging wall breccia at Akwaaba beneath the current mined area, and depth extensions at Paboase. These areas will be drill tested in 2017 to evaluate the Chirano trend’s full potential along strike and down dip.

The Paboase orebody is open at depth, with existing mineral resource estimate sitting beneath the current life of mine mineral reserve estimates with grades above 10 g/t that are only partially drilled. Review in 2016 has identified the next 100 metres below the current reserve, which will be tested in 2017.

The Obra target was delineated and drilled in two phases for a total of 17,945 metres during 2016. The programs targeted a potential pushback of the pit wall to the south. An update to the existing mineral resource model is expected in 2017.

The Akoti South underground drill program was also initiated in 2016 with a total 5,048 metres of drilling completed. Select intercepts received to date are included in the table below. For full drill results and explanatory notes see Appendix B.

Chirano Mine Trend significant drill intercepts:

Hole ID	From	To	Interval (m)	True Width (m)	Au (g/t)
Obra OP
CHRC2338	143	173	30.0	25.0	1.6
CHRC2343	144	177	33.0	21.8	1.7
CHRC2343 - including	144	159	15.0	10.0	2.7
CHRC2343 - including	147	155	8.0	5.2	3.8
CHRC2361	216	300	84.0	57.0	0.8
CHRC2430D	391	421.2	30.2	27.0	1.6
CHRC2430D - including	396	404	8.0	7.2	2.2
CHRC2430D - including	416.8	421.2	4.4	3.9	4.5
Akoti UG
CHRC2446D	215	237.0	22.0	16.6	3.2
CHRC2446D - including	224	237.0	13.0	9.8	4.2
CHRC2456D	280.1	290	9.9	8.7	3.9

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

La Coipa

At La Coipa, the Phase 7 district drill program was completed in Q3 2016 for a total of 9,257 metres drilled. The program identified mineralized extensions to Pompeya and Catalina, and defined the new Belen mineralized zone. The target will undergo further review, although drilling in 2017 may focus on other target zones in the Company’s portfolio.

Conference call details

In connection with this release and the Company’s 2016 Q4/year-end results, Kinross will hold a conference call and audio webcast on Thursday, February 16, 2017 at 8 a.m. ET to present the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – 1-800-319-4610

Outside of Canada & US – 1-604-638-5340

UK toll-free: 0808-101-2791

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-319-6413; Passcode – 00179 followed by #.

Outside of Canada & US – 1-604-638-9010; Passcode – 00179 followed by #.

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on our website at www.kinross.com.

This release should be read in conjunction with Kinross’ 2016 Q4/year-end news release, 2016 year-end Financial Statements and Management’s Discussion and Analysis report at www.kinross.com. Kinross’ 2016 year-end Financial Statements and Management’s Discussion and Analysis have been filed with Canadian securities regulators (available at www.sedar.com) and furnished with the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

2016 Annual Mineral Reserve and Resource Statement

Proven and Probable Mineral Reserves

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												GOLD
PROVEN AND PROBABLE MINERAL RESERVES (1,3,4,5,6,8)
Kinross Gold Corporation's Share at December 31, 2016
			Kinross	Proven			Probable			Proven and Probable
Property		Location	Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Bald Mountain		USA	100.0%	10,332	0.8	271	100,154	0.6	1,862	110,486	0.6	2,133
Fort Knox Area		USA	100.0%	26,981	0.5	406	77,708	0.4	1,100	104,689	0.4	1,506
Kettle River		USA	100.0%	18	8.6	5	72	8.4	20	90	8.4	25
Round Mountain Area		USA	100.0%	33,551	0.7	727	23,554	0.7	540	57,105	0.7	1,267
SUBTOTAL				70,882	0.6	1,409	201,488	0.5	3,522	272,370	0.6	4,931

SOUTH AMERICA
Cerro Casale	[8]	Chile	25.0%	57,425	0.6	1,195	241,975	0.6	4,616	299,400	0.6	5,811
Paracatu		Brazil	100.0%	383,487	0.4	5,044	260,159	0.5	3,990	643,646	0.4	9,034
SUBTOTAL				440,912	0.4	6,239	502,134	0.5	8,606	943,046	0.5	14,845

AFRICA
Chirano		Ghana	90.0%	5,017	1.1	180	6,176	3.5	692	11,193	2.4	872
Tasiast		Mauritania	100.0%	28,858	1.3	1,238	100,639	2.1	6,777	129,497	1.9	8,015
SUBTOTAL				33,875	1.3	1,418	106,815	2.2	7,469	140,690	2.0	8,887

RUSSIA
Dvoinoye		Russia	100.0%	1,039	6.6	220	1,251	9.9	399	2,290	8.4	619
Kupol		Russia	100.0%	978	7.2	228	5,323	8.5	1,455	6,301	8.3	1,683
SUBTOTAL				2,017	6.9	448	6,574	8.8	1,854	8,591	8.3	2,302

TOTAL GOLD				547,686	0.5	9,514	817,011	0.8	21,451	1,364,697	0.7	30,965

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												SILVER
PROVEN AND PROBABLE MINERAL RESERVES (1,3,4,5,6,8)
Kinross Gold Corporation's Share at December 31, 2016
			Kinross	Proven			Probable			Proven and Probable
Property		Location	Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Round Mountain Area		USA	100.0%	679	10.2	222	3,770	8.3	1,010	4,449	8.6	1,232
SUBTOTAL				679	10.2	222	3,770	8.3	1,010	4,449	8.6	1,232

SOUTH AMERICA
Cerro Casale	[8]	Chile	25.0%	57,425	1.9	3,522	241,975	1.4	11,150	299,400	1.5	14,672
SUBTOTAL				57,425	1.9	3,522	241,975	1.4	11,150	299,400	1.5	14,672

RUSSIA
Dvoinoye		Russia	100.0%	1,039	11.5	386	1,251	16.1	646	2,290	14.0	1,032
Kupol		Russia	100.0%	978	95.6	3,006	5,323	102.2	17,483	6,301	101.1	20,489
SUBTOTAL				2,017	52.3	3,392	6,574	85.8	18,129	8,591	77.9	21,521

TOTAL SILVER				60,121	3.7	7,136	252,319	3.7	30,289	312,440	3.7	37,425

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												COPPER
PROVEN AND PROBABLE MINERAL RESERVES (1,3,4,5,6,8)
Kinross Gold Corporation's Share at December 31, 2016
			Kinross	Proven			Probable			Proven and Probable
Property		Location	Interest	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds
			(%)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)
SOUTH AMERICA
Cerro Casale	[8]	Chile	25.0%	57,425	0.19	240	241,975	0.23	1,204	299,400	0.22	1,444
SUBTOTAL				57,425	0.19	240	241,975	0.23	1,204	299,400	0.22	1,444

TOTAL COPPER				57,425	0.19	240	241,975	0.23	1,204	299,400	0.22	1,444

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Measured and Indicated Mineral Resources

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												GOLD
MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES) (2,3,4,5,6,7,8,9)
Kinross Gold Corporation's Share at December 31, 2016
			Kinross	Measured			Indicated			Measured and Indicated
Property		Location	Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Bald Mountain		USA	100.0%	24,881	0.6	517	176,056	0.5	3,031	200,937	0.5	3,548
Fort Knox Area		USA	100.0%	7,321	0.5	114	87,703	0.5	1,326	95,024	0.5	1,440
Kettle River		USA	100.0%	-	-	-	245	4.7	37	245	4.7	37
Round Mountain Area		USA	100.0%	23,593	0.5	403	52,441	0.9	1,529	76,034	0.8	1,932
White Gold		Yukon	100.0%	-	-	-	9,788	2.7	840	9,788	2.7	840
SUBTOTAL				55,795	0.6	1,034	326,233	0.6	6,763	382,028	0.6	7,797

SOUTH AMERICA
Cerro Casale	[8]	Chile	25.0%	5,739	0.3	56	68,423	0.4	787	74,162	0.4	843
La Coipa	[9]	Chile	100.0%	5,364	1.8	307	25,452	1.8	1,440	30,816	1.8	1,747
Lobo Marte		Chile	100.0%	96,646	1.1	3,525	88,720	1.2	3,489	185,366	1.2	7,014
Maricunga		Chile	100.0%	35,908	0.8	937	209,097	0.7	4,492	245,005	0.7	5,429
Paracatu		Brazil	100.0%	137,307	0.3	1,264	178,201	0.3	2,003	315,508	0.3	3,267
SUBTOTAL				280,964	0.7	6,089	569,893	0.7	12,211	850,857	0.7	18,300

AFRICA
Chirano		Ghana	90.0%	3,565	1.9	217	7,906	2.3	581	11,471	2.2	798
Tasiast		Mauritania	100.0%	6,555	0.9	197	65,821	1.4	2,947	72,376	1.4	3,144
SUBTOTAL				10,120	1.3	414	73,727	1.5	3,528	83,847	1.5	3,942

RUSSIA
Dvoinoye		Russia	100.0%	3	6.4	1	37	34.5	41	40	32.2	42
Kupol		Russia	100.0%	27	12.5	11	915	6.4	188	942	6.6	199
SUBTOTAL				30	11.9	12	952	7.5	229	982	7.6	241

TOTAL GOLD				346,909	0.7	7,549	970,805	0.7	22,731	1,317,714	0.7	30,280

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												SILVER
MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES) (2,3,4,5,6,7,8)
Kinross Gold Corporation's Share at December 31, 2016
			Kinross	Measured			Indicated			Measured and Indicated
Property		Location	Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Round Mountain Area		USA	100.0%	612	8.7	172	5,896	6.6	1,252	6,508	6.8	1,424
SUBTOTAL				612	8.7	172	5,896	6.6	1,252	6,508	6.8	1,424

SOUTH AMERICA
Cerro Casale	[8]	Chile	25.0%	5,739	1.2	220	68,423	1.1	2,328	74,162	1.1	2,548
La Coipa	[9]	Chile	100.0%	5,364	40.0	6,893	25,452	70.1	57,341	30,816	64.8	64,234
SUBTOTAL				11,103	19.9	7,113	93,875	19.8	59,669	104,978	19.8	66,782

RUSSIA
Dvoinoye		Russia	100.0%	3	19.6	2	37	20.2	24	40	20.2	26
Kupol		Russia	100.0%	27	153.8	134	915	85.2	2,508	942	87.2	2,642
SUBTOTAL				30	139.7	136	952	82.7	2,532	982	84.5	2,668

TOTAL SILVER				11,745	19.7	7,421	100,723	19.6	63,453	112,468	19.6	70,874

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												COPPER
MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES) (2,3,4,5,6,7,8)
Kinross Gold Corporation's Share at December 31, 2016
			Kinross	Measured			Indicated			Measured and Indicated
Property		Location	Interest	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds
			(%)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)
SOUTH AMERICA
Cerro Casale	[8]	Chile	25.0%	5,739	0.13	17	68,423	0.16	248	74,162	0.16	265
SUBTOTAL				5,739	0.13	17	68,423	0.16	248	74,162	0.16	265

TOTAL COPPER				5,739	0.13	17	68,423	0.16	248	74,162	0.16	265

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Inferred Mineral Resources

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT						GOLD
INFERRED MINERAL RESOURCES (2,3,4,5,6,7,8,9)
Kinross Gold Corporation's Share at December 31, 2016
			Kinross	Inferred
Property		Location	Interest	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)
NORTH AMERICA
Bald Mountain		USA	100.0%	49,472	0.4	648
Fort Knox Area		USA	100.0%	13,036	0.5	193
Kettle River		USA	100.0%	23	14.4	11
Round Mountain Area		USA	100.0%	99,784	0.6	1,863
White Gold		Yukon	100.0%	2,166	1.8	125
SUBTOTAL				164,481	0.5	2,840

SOUTH AMERICA
Cerro Casale	[8]	Chile	25.0%	123,860	0.4	1,498
La Coipa	[9]	Chile	100.0%	2,121	1.5	101
Lobo Marte		Chile	100.0%	2,003	1.1	69
Maricunga		Chile	100.0%	53,133	0.6	1,044
Paracatu		Brazil	100.0%	20,846	0.3	185
SUBTOTAL				201,963	0.4	2,897

AFRICA
Chirano		Ghana	90.0%	1,590	3.0	152
Tasiast		Mauritania	100.0%	5,575	1.9	345
SUBTOTAL				7,165	2.2	497

RUSSIA
Dvoinoye		Russia	100.0%	329	10.2	108
Kupol		Russia	100.0%	571	7.1	131
SUBTOTAL				900	8.2	239

TOTAL GOLD				374,509	0.5	6,473

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT						SILVER
INFERRED MINERAL RESOURCES (2,3,4,5,6,7,8,9)
Kinross Gold Corporation's Share at December 31, 2016
			Kinross	Inferred
Property		Location	Interest	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)
NORTH AMERICA
Round Mountain Area		USA	100.0%	2,301	5.8	428
SUBTOTAL				2,301	5.8	428

SOUTH AMERICA
Cerro Casale	[8]	Chile	25.0%	123,860	1.0	4,126
La Coipa	[9]	Chile	100.0%	2,121	45.2	3,081
SUBTOTAL				125,981	1.8	7,207

RUSSIA
Dvoinoye		Russia	100.0%	329	12.7	135
Kupol		Russia	100.0%	571	104.4	1,918
SUBTOTAL				900	70.9	2,053

TOTAL SILVER				129,182	2.3	9,688

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT						COPPER
INFERRED MINERAL RESOURCES (2,3,4,5,6,7,8)
Kinross Gold Corporation's Share at December 31, 2016
			Kinross	Inferred
Property		Location	Interest	Tonnes	Grade	Pounds
			(%)	(kt)	(%)	(Mlb)
SOUTH AMERICA
Cerro Casale	[8]	Chile	25.0%	123,860	0.19	523
SUBTOTAL				123,860	0.19	523

TOTAL COPPER				123,860	0.19	523

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Mineral Reserve and Mineral Resource Statement Notes

(1) Unless otherwise noted, the Company’s mineral reserves are estimated using appropriate cut-off grades based on an assumed gold price of $US 1,200 per ounce, a silver price of $US 17.00 per ounce and a copper price of $US $2.40 per pound. Mineral reserves are estimated using appropriate process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery. Mineral reserve estimates are reported in contained units and are estimated based on the following foreign exchange rates:

Russian Ruble to $US 60

Chilean Peso to $US 650

Brazilian Real to $US 3.25

Ghanaian Cedi to $US 4.00

Mauritanian Ouguiya to $US 330

(2) Unless otherwise noted, the Company’s mineral resources are estimated using appropriate cut-off grades based on a gold price of $US 1,400 per ounce, a silver price of $US 20.00 per ounce, and a copper price of $US $3.00 per pound. Foreign exchange rates for estimating mineral resources were the same as for mineral reserves.

(3) The Company’s mineral reserve and mineral resource estimates as at December 31, 2016 are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards - For Mineral Resources and Mineral Reserves" adopted by the CIM Council (as amended, the “CIM Definition Standards”) in accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects" (“NI 43-101”). Mineral reserve and mineral resource estimates reflect the Company's reasonable expectation that all necessary permits and approvals will be obtained and maintained.

(4) Cautionary note to U.S. Investors concerning estimates of mineral reserves and mineral resources. These estimates have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States’ securities laws. The terms “mineral reserve”, “proven mineral reserve and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Definition Standards. The CIM Definition Standards differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Guide 7 (“SEC Guide 7”) under the United States Securities Act of 1933, as amended. Under SEC Guide 7, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101 and recognized by Canadian securities laws but are not defined terms under SEC Guide 7 or recognized under U.S. securities laws. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be upgraded to mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever by upgraded to a higher category. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Accordingly, these mineral reserve and mineral resource estimates and related information may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal laws and the rules and regulations thereunder, including SEC Guide 7.

(5) Except as provided in Note (8), the Company's mineral resource and mineral reserve estimates were prepared under the supervision of and verified by Mr. John Sims, an officer of Kinross, who is a qualified person as defined by NI 43-101.

(6) The Company’s normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate mineral reserves and mineral resources. Independent data verification has not been performed.

(7) Mineral resources that are not mineral reserves do not have to demonstrate economic viability. Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses, among other things, to be converted into mineral reserves. Due to the uncertainty associated with inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to indicated or measured mineral resources, including as a result of continued exploration.

(8) Estimates for the Cerro Casale project are based on a project update completed by Barrick Gold Corporation in the first half of 2011 and have been updated to reflect current guidance. Mineral reserves and mineral resources are estimated using appropriate cut-off grades based on the following commodity prices and foreign exchange rates:

Mineral reserves - Gold price of $US1,000 per ounce for 2017-2020, $US1,200 per ounce after; Silver price of $US13.75 per ounce for 2017-2020, $US16.50 per ounce after; Copper price of $US2.25 per pound for 2017-2020, $US2.75/lb after; 675 Chilean Peso to the $US dollar

Mineral resources - Gold price of $US1,500 per ounce, Silver price of $US18.75 per ounce, Copper price of $US3.50 per pound, 675 Chilean Peso to the $US dollar

The mineral reserve and mineral resource estimates for Cerro Casale were prepared under the supervision of Mr. Rick Sims, who is a qualified person as defined by NI 43-101.

(9) Includes mineral resources from the Puren deposit in which the Company holds a 65% interest. Mineral resources for the Phase 7 project are reported at 100% ownership, however Kinross has a 75% interest in the Phase 7 project.

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Mineral Reserve and Mineral Resource Definitions

A ‘Mineral Resource’ is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

A ‘Mineral Reserve’ is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, including but not limited to any information as to the future performance of Kinross, constitute “forward looking statements” within the meaning of applicable securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this presentation. Forward-looking statements contained in this presentation include those statements on slides with, and statements made under, the headings “CEO commentary”, “Organic Development Projects”, “Exploration Update” and “Mineral Reserves and Resources Update” and include, without limitation, statements with respect to our guidance for production, production costs of sales, all-in sustaining cost and capital expenditures, project schedules, mine life, continuous improvement initiatives and other cost savings opportunities, as well as references and other statements with respect to other possible events and opportunities, including, without limitation, estimates and the realization of such estimates (such as mineral or gold reserves and resources, and mine life); future development, mining activities, production and growth (including but not limited to cost and timing); success of exploration or development of operations; project studies; restarting suspended or disrupted operations; the future price of gold and silver; currency fluctuations; expected capital requirements; government regulation; and environmental risks and proceedings. The words “ahead”, “enhancing”, “outlook”, “possible”, “principles”, “trend”, or variations of or similar such words and phrases, or statements that certain actions, events or results may, can, could, would, should, might, occur or will be taken or realized, and similar expressions identify forward looking statements.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company whether due to extreme weather events (including, without limitation, excessive or lack of rainfall) and other or related natural disasters, labour disruptions (including but not limited to following workforce reductions), supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations and production from the Company’s operations being consistent with Kinross’ current expectations including, without limitation, the construction and operation of the TSF and SAG Mill at Tasiast; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any escalating political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to potential power rationing, tailings facility regulation and amendments to mining laws in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, potential amendments to minerals and mining laws and dam safety regulation in Ghana, potential amendments to customs and mining laws (including but not limited amendments to the VAT) in Mauritania, and potential amendments to and enforcement of tax laws in Russia (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), being consistent with Kinross’ current expectations; (4) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (7) production and cost of sales forecasts for the Company meeting expectations; (8) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates) and mine plans for the Company’s mining operations (including but not limited to throughput and recoveries being affected by metallurgical characteristics at Paracatu); (9) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (10) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; (11) goodwill and/or asset impairment potential; and (12) access to capital markets, including but not limited to maintaining credit ratings consistent with the Company’s current expectations. Although Kinross believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, tailings dam failures, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

p. 17 Kinross provides update on organic development projects and exploration	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Many of these uncertainties and contingencies can affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. Statements representing management’s financial and other outlook have been prepared solely for purposes of expressing their current views regarding the Company’s financial and other outlook and may not be appropriate for any other purpose. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward looking statements made in this presentation are qualified by these cautionary statements, and those made in our filings with the securities regulators of Canada and the U.S., including but not limited to those cautionary statements made in the “Risk Factors” section of our most recently filed Annual Information Form, the “Risk Analysis” section of our FYE 2016 Management’s Discussion and Analysis, and the “Cautionary Statement on Forward-Looking Information” in the news release titled “Kinross reports 2016 fourth-quarter and full-year results” dated February 15, 2017, to which readers are referred and which are incorporated by reference in this news release, all of which qualify any and all forward-looking statements made in this presentation. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Other information

Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this news release has been prepared under the supervision of Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101 (“NI 43-101”).

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